SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 19, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, February 19, 2009

To:
Bolsa de Comercio de Buenos Aires

Re.: Sect. 62 Quotation Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Section 62 of the rules and regulations in force, we furnish the following information in connection with the balance sheet for the period ended December 31, 2008:

Expressed in AR$

1) Income of the Period – Earnings
Ordinary – Earnings	660.050
Special	0
Total	660.050

2) Shareholders’ Equity
Capital Stock	683,979
Premium on share issue	394,584
Shareholders’ Equity adjustments	4,511
Legal reserve	481,743
Optional reserve	211
Retained Income – Earnings	1,251,569
Total Shareholders’ Equity	2,816,597

Proposal for earning distribution:

The Board of Directors has decided:

a) Distribution of cash dividends: AR $0.25 per outstanding share, which calculated over the outstanding shares as of 18 February 20091, shows a total amount of AR $149,869,743.25.

Such amount represents 21.91% of the Bank’s current capital stock (AR $683,978,973).

The payment of the cash dividend is subject to the authorization from the Central Bank of the Republic of Argentina.

The above mentioned distribution is not subject to the 35% withholding provided for in the section added after section 69 of the Argentine Income Tax Law because the distributed dividends do not exceed the income determined in accordance with the general provisions of such law.

1 To such date, the total outstanding shares being 683,978,973 and having the Bank repurchased 84,500,000 shares, the amount of outstanding shares is 599,478,973.

b) Capitalization of earnings, monetary adjustments of capital and other items: Not proposed.

In the chart below we provide information on the number of Class A and Class B shares owned by the controlling group:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Percentage
Controlling Group	10,469,149	234,989,318	245,458,467	35.89
Others	766,521	437,753,985	438,520,506	64.11
Total	11,235,670	672,743,303	683,978,973	100.00

The controlling group neither owns debt securities convertible into shares nor any options to purchase shares of the company.

The controlling group is formed by Messrs. Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo and Juan Pablo Brito Devoto. Mr. Brito is domiciled at Sarmiento 735, Capital Federal and Messrs. Carballo and Brito Devoto are domiciled at Sarmiento 447, Capital Federal.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 19, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director